Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2018

($000’s)

3/31/2018
Assets
Cash and Balances Due From Depository Institutions	$19,210,762
Securities	110,797,912
Federal Funds	49,966
Loans & Lease Financing Receivables	278,268,217
Fixed Assets	4,035,404
Intangible Assets	13,036,496
Other Assets	26,856,978

Total Assets	$452,255,735

Liabilities
Deposits	$355,061,230
Fed Funds	931,593
Treasury Demand Notes	0
Trading Liabilities	681,501
Other Borrowed Money	32,101,111
Acceptances	0
Subordinated Notes and Debentures	3,300,000
Other Liabilities	13,027,872

Total Liabilities	$405,103,307

Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	32,071,141
Minority Interest in Subsidiaries	796,172

Total Equity Capital	$47,152,428

Total Liabilities and Equity Capital	$452,255,735

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